Exhibit 99.3

Dear Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees,

Enclosed with this letter for your clients’ consideration is an Offer to Exchange and Consent Solicitation, dated September 10, 2020, pursuant to which we, Ashford Hospitality Trust, Inc. (“Ashford Trust”), are offering to exchange the outstanding shares of each series of our preferred stock for share of our common stock or cash. The offer will expire on October 9, 2020 unless extended, so we ask you to please bring the Offer to Exchange to your clients’ attention.

Background

The outbreak of COVID-19 has and continues to significantly impact occupancy rates and our performance. Operations have been suspended at many of our hotels during the pandemic, which has resulted in a severe decline in revenues. As a result we have no made principal or interest payments under nearly all of our property-level loan agreements, which has resulted in events of default under those documents. At this time, we are in the process of negotiating forbearance agreements with our lenders and are trying to reduce our ongoing liabilities. Further, on June 16th, our board of directors announced that it has suspended all dividend payments on the preferred stock. We have not paid dividends on our preferred stock for the second quarter of 2020, and do not anticipate being able to pay dividends for the foreseeable future.

The trading performance of each series of our preferred stock has deteriorated, such that each series now trades at deep discounts to its $25 liquidation preference. We are launching this exchange offer as part of our recapitalization of Ashford Trust in order to improve our capital structure and ensure that it is more sustainable going forward.

The Exchange Offers

We are offering one of two different consideration options in exchange for any and all of our outstanding shares of preferred shares that are tendered into the exchange offers:

•	Stock Option: Offer to exchange preferred stock for common stock at an exchange ratio of one preferred share for a fixed number of shares of common stock as outlined in the table below

•	Cash Option: Offer to purchase the preferred stock for cash at a price per $25 liquidation preference as outlined in the table below

The Cash Option is subject to proration based on the number of shares of preferred stock that are validly tendered and choose the Cash Option. Ashford Trust will only pay up to $30 million in cash to all shareholders who validly tender their preferred stock and select the Cash Option, which is allocated among the series of preferred stock as shown in the table below. If more shares of preferred stock are tendered and select the Cash Option than there is cash available to pay, the amount of cash received by each holder of preferred stock will be prorated among the number of shares validly tendered and not withdrawn according to a formula that takes into account the relative value of the Cash Option offered in each Exchange Offer. The holders of preferred stock will instead receive shares of Common Stock for the portion of the cash consideration that they did not receive.

14185 DALLAS PARKWAY - SUITE 1100 - DALLAS, TEXAS 75254

972-490-9600 - MAIN 972-490-9605 - FAX

The table below provides the values of the Cash Option and the Stock Option for each series of Preferred Stock, as well as the maximum number of shares of Preferred Stock that can elect the Cash Option without being subject to the proration procedures described above:

Security	CUSIP	Shares Outstanding	Cash Option Per Share	Stock Option per Share	Maximum Aggregate Cash Per Series	Maximum Shares of Preferred Stock that Can Elect the Cash Option Without Proration
8.45% Series D Preferred Stock	044103406	2,389,393	$7.75 cash	5.58 common stock	$3,200,000	412,903
7.375% Series F Preferred Stock	044103604	4,800,000	$7.75 cash	5.58 common stock	$6,400,000	825,806
7.375% Series G Preferred Stock	044103703	6,200,000	$7.75 cash	5.58 common stock	$8,200,000	1,058,064
7.50% Series H Preferred Stock	044103802	3,800,000	$7.75 cash	5.58 common stock	$5,000,000	645,161
7.50% Series I Preferred Stock	044103885	5,400,000	$7.75 cash	5.58 common stock	$7,200,000	929,032

Consent Solicitation

As part of the exchange offers, we are seeking consent from the holders of preferred stock to amend our corporate charter to amend the terms of the preferred stock, for each series of preferred stock that receives sufficient tenders to close the exchange offer for that series, to automatically reclassify and convert each share of preferred stock into 1.74 shares of newly issued common stock and eliminate the description of such series of preferred stock from our corporate charter.

The exchange offers are conditioned upon the participation of holders of 66 2/3% of the outstanding shares of each series of preferred stock and the approval of the holders of 66 2/3% of the shares of common stock outstanding and entitled to vote at a special meeting of holders of common stock, among other conditions.

Rationale for Participation

We are not making a recommendation as to whether your clients should tender shares. They must make their own investment decision regarding the exchange offers and the consent solicitation based upon their own assessment of the market value of their preferred stock, the likely value of the common stock they may receive in the exchange offers, the effect of holding shares of preferred stock upon the approval of the proposed amendments, their liquidity needs, their investment objectives and any other factors they deem relevant. Your client should carefully read the enclosed Offer to Exchange and Consent Solicitation, which describes the exchange offers and the consent solicitation in detail, including Ashford Trust’s reasons for making the exchange offers and various risk factors associated with the exchange offers and the consent solicitation.

Factors to consider in making this assessment may include, but should not be limited to, the following:

•	The exchange offers are being executed at a material premium to the pre-launch trading levels of the preferred stock. Closing prices for the preferred stock on [ ], the last trading day before launch of the Exchange Offers, ranged between [ ] and [ ] per share. The consideration in the Stock Option using the closing prices for the common stock on September 8, 2020 represented an approximate value of $16.35 per preferred stock ($2.93 common stock closing price multiplied by 5.58 common stock) representing a premium of approximately $11.25 to $12.13 per share of preferred stock. The consideration in the Cash Option using the closing prices for the preferred stock on September 8, 2020 represent premiums of $2.65 to $3.53 per share of preferred stock.

14185 DALLAS PARKWAY - SUITE 1100 - DALLAS, TEXAS 75254

972-490-9600 - MAIN 972-490-9605 - FAX

•	Assuming that 100% of preferred shareholders accept the offer, the preferred shareholders would represent ownership of 91% of the outstanding common stock of Ashford Trust after the closing, and Ashford Trust would not have the ongoing financial obligation for Ashford Trust to make dividend payments on any preferred securities going forward.

•	To the extent that the holders of more than 66 2/3% of the shares of each series of preferred stock participate in the exchange offer for such series of preferred stock, any non-participating holder of preferred stock would have their shares of preferred stock automatically converted into 1.74 shares of preferred stock due to implementation of the charter amendments approved in the consent solicitation. The 1.74 shares of common stock that the holder of preferred stock would receive per share of preferred stock held and not validly tendered into the exchange offers is lower than the consideration the holder would receive by tendering their shares of preferred stock and selecting the Stock Option, where they would receive 5.58 shares of common stock per share of preferred stock.

•	To the extent that any holders of preferred stock do not participate in the exchange offers and we are not able to complete the recapitalization, we may not be able to meet our financial obligations. This could result in a material adverse effect on Ashford Trust and we would have to consider restructuring alternatives, including, but not limited to: (i) the transfer of certain of our assets to our lenders to fulfill our obligations, (ii) the sale of profitable assets, (iii) a corporate restructuring and recapitalization, which could include (a) a distribution or spin-off of profitable assets, (b) alternative offers to exchange our outstanding securities and debt obligations, (c) the incurrence of additional debt and (d) obtaining additional equity capital on terms that may be onerous or highly dilutive, (iv) joint ventures or (v) seeking relief through the commencement of a Chapter 11 proceeding or otherwise under the U.S. Bankruptcy Code, including (a) pursuing a plan of reorganization that we would seek to confirm (or “cram down”) despite any class of creditors who reject or are deemed to have rejected such plan, (b) seeking bankruptcy court approval for the sale of some, most or all of our assets pursuant to section 363(b) of the U.S. Bankruptcy Code and subsequent liquidation of the remaining assets in the bankruptcy case or (c) seeking another form of bankruptcy relief, all of which would involve uncertainties, potential delays and litigation risks.

How to Participate

In order for your clients to participate in the exchange offers, holders of preferred stock are encouraged to contact you to electronically tender their shares into the exchange offers on their behalf. The exchange offers are is open for electronic submission by custodians through DTC’s ATOP system.

Thank you in advance for contacting your clients regarding this transaction. We encourage your clients to please review the enclosed Offer to Exchange and Consent Solicitation for full details and look forward to their response. Additional information regarding this transaction can be found in our investor presentation available at https://dealroadshow.finsight.com/retail-roadshows. To the extent you or your clients have any further questions, please do not hesitate to contact the Dealer Manager and Solicitation Agent, RBC Capital Markets, by telephone at +1 877 381 2099 or +1 212 618 7843 or by email at liability.management@rbccm.com.

14185 DALLAS PARKWAY - SUITE 1100 - DALLAS, TEXAS 75254

972-490-9600 - MAIN 972-490-9605 - FAX

Retail Processing Fee

As described in the Offer to Exchange, with respect to any tender in an amount up to 10,000 shares per series of Preferred Stock that is accepted in the Exchange Offers from any eligible soliciting dealer, Ashford Trust has agreed to pay to the relevant eligible soliciting dealer whose name appears in the appropriate space of a properly completed and executed retail processing form a retail processing fee equal to $0.125 per $25 of the principal amount of such shares of Preferred Stock validly tendered and accepted for exchange.

Yours truly,

Ashford Hospitality Trust, Inc.

Nothing contained in this letter or in the enclosed documents shall constitute you or any other person the agent of the Company, the Exchange Agent or any affiliate of any of them, or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them in connection with the Exchange Offers other than the enclosed documents and the statements contained therein.

14185 DALLAS PARKWAY - SUITE 1100 - DALLAS, TEXAS 75254

972-490-9600 - MAIN 972-490-9605 - FAX